Exhibit 12.1

Sabine Pass Liquefaction, LLC

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in millions, except ratio)
Earnings:
Pre-tax income (loss) from continuing operations	$(4)	$(47)	$(193)	$(266)	$(377)	$(194)	$(85)
Fixed charges	186	147	650	532	398	239	35
Amortization of capitalized interest	0	0	0	—	—	—	—
Interest capitalized	(81)	(141)	(463)	(495)	(374)	(228)	(35)

Total earnings (loss) available for fixed charges	$101	$(41)	$(6)	$(229)	$(353)	$(183)	$(85)

Fixed Charges
Interest expense on indebtedness	$105	$6	$186	$36	$24	$11	$0
Interest capitalized	81	141	463	495	374	228	35
Interest expense on portion of rent	0	0	1	1	0	0	0

Total fixed charges	$186	$147	$650	$532	$398,263	$239	$35,474

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—	—

(1)	For the purposes of computing these ratios: (i) earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest and (ii) fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2016, 2015, 2014, 2013 and 2012, earnings were not adequate to cover fixed charges by $656, $761 million, $751 million, $422 million and $120 million, respectively. For the three months ended March 31, 2017 and 2016, earnings were not adequate to cover fixed charges by $85 million and $188 million, respectively.